Use these links to rapidly review the document
TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on September 29, 2003

No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

1-800 CONTACTS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	87-0571643 (I.R.S. Employer Identification No.)

66 E. Wadsworth Park Drive, 3rd Floor
Draper, Utah 84020
(801) 924-9800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

R. Joe Zeidner
Vice President, Legal Affairs and General Counsel
1-800 CONTACTS, INC.
66 E. Wadsworth Park Drive, 3rd Floor
Draper, Utah 84020
(801) 924-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Dennis M. Myers, Esq.
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	700,000 shares	$20.25	$14,175,000	$1,147

(1)
Estimated solely for the purpose of calculating the amount of the registration fee, pursuant to Rules 457(c) of the Securities Act, on the basis of the average high and low prices of the registrant's common stock on September 23, 2003, as reported by the Nasdaq National Market.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2003

PROSPECTUS

700,000 Shares

1-800 CONTACTS, INC.

Common Stock

        This prospectus relates to 700,000 shares of common stock of 1-800 CONTACTS, INC., which may be sold from time to time by the selling stockholders named herein, or their transferees, pledges, donees or successors. These stockholders acquired shares directly from our company in connection with our acquisition of certain net assets and most of the business operations of IGEL (subsequently renamed ClearLab Pte Ltd) on July 24, 2002. We will not receive any proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

        The shares are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may sell this common stock through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled "Plan of Distribution" beginning on page 29.

        Before purchasing any of the shares covered by this prospectus, carefully read and consider the risk factors in the section entitled "Risk Factors" beginning on page 3.

        Our common stock is traded on the Nasdaq National Market under the symbol "CTAC." On September 25, 2003, the last reported sales price of our common stock on the Nasdaq National Market was $20.20 per share.

        Our principal executive offices are located at 66 E. Wadsworth Park Drive, 3rd Floor, Draper, Utah 84020 and our telephone number at that address is (801) 924-9800.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is            , 2003.

        You should rely only on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus. You should not assume that the information in this prospectus, in any prospectus supplement or in any documents incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. The common stock is not being offered in any jurisdiction where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these materials from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

        We have filed with the SEC a registration statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act, with respect to the shares offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, and to which reference is hereby made. Statements made in this prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. You may obtain copies of the registration statement, and any amendments to that document, from the SEC in the manner described above.

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities described in this prospectus. The documents we are incorporating by reference are as follows:

  (a)
  our Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (File No. 0-23633);

  (b)
  our Definitive Proxy Statement on Schedule 14A, filed on April 25, 2003 (File No. 0-23633);

  (c)
  our Quarterly Report on Form 10-Q for the quarter ended March 29, 2003 (File No. 0-23633);

  (d)
  our Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 (File No. 0-23633);

  (e)
  our Current Report on Form 8-K relating to the IGEL acquisition filed on August 8, 2002, as amended by our Current Report on Form 8-K/A filed on October 8, 2002 (File No. 0-23633);

  (f)
  our Current Report on Form 8-K relating to the Lens Express and Lens 1st acquisition filed on February 14, 2003, as amended by our Current Report on Form 8-K/A filed on April 15, 2003 (File No. 0-23633);

  (g)
  our Current Reports on Form 8-K filed on July 8, 2003, July 10, 2003 and August 25, 2003 (File No. 0-23633); and

  (h)
  the description of our common stock, par value $0.01 per share, contained in our Registration Statement on Form S-1 initially filed with the Commission on June 9, 1999, as amended (Registration Statement No. 333-80289), and any other amendments or reports filed for the purpose of updating that description.

        Any statement contained in a document incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this prospectus except as so modified or superceded.

        You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

Robert G. Hunter
Vice President, Finance
1-800 CONTACTS, INC.
66 E. Wadsworth Park Drive, 3rd Floor
Draper, Utah 84020
(801) 924-9800

ii

THE COMPANY

        We are a leading direct marketer of replacement contact lenses. As of December 28, 2002, we had shipped more than 8.0 million orders to more than 2.5 million customers since inception. Through our easy-to-remember, toll-free telephone number, "1-800 CONTACTS" (1-800-266-8228), and through our Internet addresses, which include "www.1800contacts.com," "www.contacts.com" and "www.contactlenses.com," we sell all of the popular brands of contact lenses, including those manufactured by Johnson & Johnson, CIBA Vision, Bausch & Lomb, Ocular Sciences and CooperVision. Our high volume, cost-efficient operations, supported by our proprietary management information systems, enable us to offer consumers an attractive alternative for obtaining replacement contact lenses in terms of convenience, price, speed of delivery and customer service. As a result of our extensive inventory of more than 35,000 SKUs, we generally ship approximately 94% of our orders within one business day of receipt.

        Our Internet sales channel continued to grow in fiscal 2002 and is a more cost-effective way for us to serve our customers. Our Internet sales for fiscal 2002 were $70.7 million, or 42% of total sales, compared to $67.6 million, or 40% of total sales, in the previous fiscal year. Our online presence enables us to operate more efficiently by substantially eliminating the payroll and long distance costs associated with telephone orders. This increased efficiency allows us to offer Internet customers free shipping in addition to other services such as e-mail shipping confirmation, online order tracking and e-mail correspondence.

        We market our products through a national advertising campaign that aims to increase recognition of the 1-800 CONTACTS brand name, increase traffic on our website, add new customers, continue to build strong customer loyalty and maximize repeat purchases. As compared to other direct marketers of replacement contact lenses, we believe that our toll-free telephone number and Internet addresses afford us a significant competitive advantage in generating consumer awareness and repeat business. We spent approximately $12.6 million on advertising in fiscal 2002 and have invested more than $110 million in our national advertising campaign over the last several years.

        On July 24, 2002, we completed the acquisition of certain net assets and the majority of the business operations of IGEL, a developer and contract manufacturer of contact lenses based in Singapore. The acquisition was effected through our wholly owned subsidiary, IGEL Acquisition Co. Pte Ltd (subsequently renamed ClearLab Pte Ltd). ClearLab manufactures injection cast molded soft contacts lenses on a contract basis for various contact lens manufacturers. ClearLab also manufactures and distributes branded and private label contact lenses via distributors and other sales channels. ClearLab currently has the capacity to produce in excess of 40 million lenses annually, which is enough to service approximately one million two-week disposable contact lens wearers. ClearLab is in the process of final testing for a new brand of contact lens that will provide us increased control of production capacity and inventory and the flexibility to make a variety of offers to our customers to enhance our capability to provide high quality, cost-effective products. ClearLab's net sales for fiscal 2002 from the date of acquisition were $2.1 million, representing 1.2% of our consolidated net sales.

        On January 30, 2003, we completed the acquisition of certain assets and the assumption of certain liabilities of Lens Express LLC and Camelot Ventures/CJ, L.L.C. d/b/a Lens 1st (collectively, the "seller"), two leading U.S. mail order contact lens retailers. The assets acquired included databases, customer information, web sites and Internet addresses or domain names, telephone numbers, certain specified contracts and intellectual property rights. In addition, acquired assets included certain property, equipment, inventories, receivables and prepaid expenses. With the exception of specifically identified liabilities, we did not assume the liabilities of the seller. The liabilities assumed by us included certain of the seller's identified contracts, accounts payable, accrued liabilities, certain customer program obligations and severance obligations as of January 30, 2003.

        On June 30, 2003, we and Cole National Corporation announced that we had signed an agreement under which our customers can receive discounted eye exams and value pricing on eyeglasses, sunglasses and other vision products that we do not sell from a network of doctors contracted with Cole Managed Vision and associated with more than 1,500 Pearle Vision, Pearle VisionCare, Sears Optical and Target Optical stores in the United States. Cole will offer its network of doctors for at least one year. We will retain the contact lens business of customers referred to Cole stores.

        On September 12, 2003, we exercised an option to acquire all of the shares of common stock of a developer and manufacturer of contact lenses. The acquisition of the shares of the developer and manufacturer of contact lenses is expected to close within 120 days following September 12, 2003. As consideration for the shares, we will pay approximately $3.2 million in cash and $3.2 million in shares of our common stock, but we have the option to pay the entire purchase price in cash. In addition, we have agreed to pay, for ten years, a per unit royalty to the shareholders of the entity. During the period between September 12, 2003 and the closing of the acquisition, we will continue to pay certain fees and expenses of the entity related to its research and development activities.

        1-800 CONTACTS, INC. was incorporated under the laws of the State of Utah in February 1995 and was reincorporated under the laws of the State of Delaware in February 1998 in conjunction with our initial public offering of common stock. We are the successor to the business founded by our Vice President of Trade Relations in March 1991. Our principal executive office is located at 66 E. Wadsworth Park Drive, 3rd Floor, Draper, Utah 84020, and our telephone number is (801) 924-9800. We maintain a website on the Internet at www.1800contacts.com. We provide on this website, free of charge, periodic and current reports as soon as is reasonably practicable after such material is furnished to the SEC.

        For additional information regarding our business, see our filings with the Securities and Exchange Commission, which are incorporated by reference into this prospectus. Copies of these filings may be obtained as described under "Where You Can Find More Information," above.

RISK FACTORS

        You should consider carefully the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are all of the risks that we currently believe to be material, but they are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. Investing in our common stock involves a high degree of risk. Any of the following risks could harm our business, operating results and financial condition and could result in a complete loss of your investment.

        This prospectus contains forward-looking statements that involve known and unknown risks and uncertainties. These statements relate to our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

Risks Relating to Our Business

Our sales growth may not continue at historical rates and we may encounter unforeseen difficulties in managing our future growth.

        From our formation in February 1995 through fiscal 2001, we experienced rapid growth. Net sales for fiscal 2002 decreased slightly as compared to fiscal 2001 mainly due to a decline in new sales as a result of spending less on advertising as a part of our effort to manage demand for Vistakon products in response to Vistakon's refusal to sell to us during fiscal 2002. Our ability to compete effectively and to manage future growth, if any, will require us to continue to improve our financial and management controls and our reporting systems and procedures on a timely basis and to expand, train and manage our employee base. Our failure or inability to accomplish any of these goals could harm our business.

A significant portion of our sales may be found not to comply with applicable state laws and regulations governing the delivery and sale of contact lenses.

        The sale and delivery of contact lenses are generally governed by state laws and regulations. We sell to customers in all 50 states and each sale is likely to be subject to the laws of the state where the customer is located. The laws and regulations in a significant number of states, including most of the states wherein a large portion of our sales are concentrated, require that contact lenses only be sold to a consumer pursuant to a valid prescription. In some states, satisfying this prescription requirement obligates the dispenser only to verify the customer's prescription with the customer's prescriber, while other states specifically require that a written prescription be obtained before providing the lenses to the customer. In some states, we operate according to agreements we have entered into with local regulatory authorities or medical boards or agencies.

        Our ability to comply with state laws and regulations requiring a valid prescription is hampered because our customers are often unable to get a copy of their prescription. We believe that optometrists, ophthalmologists and other contact lens prescribers have historically refused to release copies of a patient's contact lens prescription to the patient. In addition, such providers have refused to release or verify prescriptions at the request of direct marketers. Federal law requires prescribers to release prescriptions for eyeglasses to a patient, but the issue of whether or not a prescriber must release a contact lens prescription to the patient, or at the patient's request, is under review by the FTC. In the absence of federal law on the matter, contact lens prescription release is currently governed by state law. We believe there are approximately 30 states that require contact lens prescribers to release the prescriptions for contact lenses to the patient. However, even in states with a mandatory release law, we believe that many prescribers continue to refuse to release prescriptions to their patients or to direct marketers of contact lenses, including our company.

        In addition to requiring a valid prescription, a substantial number of states also require that contact lenses only be dispensed by a person licensed to do so under that state's laws. A dispenser may be required to be licensed as an optometrist, ophthalmologist, optician, ophthalmic dispenser or contact lens dispenser, depending on the state in which the customer is located. Neither we nor any of our employees is a licensed or registered dispenser of contact lenses in many of the states in which we do business. The laws in a small number of states effectively prohibit the sale of contacts through the mail by requiring that a person licensed under that state's law to dispense contacts be in personal attendance at the place of sale. In addition, there are several states in which the laws and regulations do not specifically address the issue of who may dispense contact lenses or are unclear with respect to the requirements for dispensing lenses. Generally, these laws are older and were written before mail order and other distributors began selling contact lenses. Lastly, we believe that the laws in a small number of states do not require that replacement contact lenses be dispensed pursuant to a prescription or only by a professional licensed in such state.

        Any action brought against us based on our failure to comply with applicable state laws and regulations could result in significant fines to us, our being prohibited from making sales in a particular state, our being required to comply with such laws, or could constitute a misdemeanor. Such required compliance could result in:

  •
  increased costs to us;

  •
  the loss of a substantial portion of our customers for whom we are unable to obtain or verify their prescription;

  •
  the inability to sell to customers at all in a particular state if we cannot comply with such state's laws; and

  •
  misdemeanor penalties and civil fines.

        The occurrence of any of the above results could have a material adverse effect on our ability to sell contact lenses and to continue to operate profitably. Furthermore, there can be no assurance that states will not enact or impose laws or regulations that prohibit mail order dispensing of contact lenses or otherwise impair our ability to sell contact lenses and continue to operate profitably.

        We have not obtained an opinion of counsel with regard to our compliance with all applicable state laws and regulations or the enforceability of such state laws and regulations, and information contained in this prospectus regarding our compliance with applicable state laws and regulations should not be construed as being based on an opinion of counsel. From time to time, we receive notices, inquiries or other correspondence from states or their regulatory bodies charged with overseeing the sale of contact lenses. We are currently involved in litigation brought by the Kansas Board of Examiners in Optometry regarding our alleged business practices in Kansas. We have in the past, and intend in the future, to vigorously defend any actions brought against us.

We cannot ensure that the contact lenses we sell but do not manufacture meet all federal regulatory requirements.

        Contact lenses are regulated as medical devices by the FDA. Under the Federal Food, Drug, and Cosmetic Act (the "FDC Act"), medical devices must meet a number of regulatory requirements, including the requirement that they be cleared or approved by the FDA, be manufactured in accordance with good manufacturing practice regulations, be labeled in compliance with federal law, and be listed with the FDA. We attempt to ensure that the lenses we buy do comply with federal laws. However, if we are not the manufacturer, we cannot ensure that the lenses we sell do comply with the FDC Act. The distribution of medical devices that do not comply with the FDC Act is unlawful, and subjects the distributor and the devices themselves to FDA regulatory action. The possible sanctions include warning letters from the FDA, injunction, civil penalties, and criminal prosecution, as well as seizure of the contact lenses.

It is possible that the FDA could consider certain of the contact lenses we sell to be misbranded.

        The FDA also regulates the labeling of medical devices. The contact lenses that we sell are prescription devices, and therefore contain the statement required by FDA regulations: "Caution: Federal law restricts this device to sale by or on the order of a                          (physician or other licensed practitioner)." However, because of the difficulty we have encountered in obtaining the cooperation of eye care practitioners, we sometimes sell lenses based solely on the prescription information provided by the customer without a written prescription or other order by the customer's eye care practitioner. Although the FDA has not objected to the sale of contact lenses without a written prescription or other order directly from the customer's eye care practitioner, it is possible that the FDA will consider contact lenses that are sold in such a fashion to be misbranded. The sale of misbranded devices is unlawful under the FDC Act, and can result in a warning letter, seizure, injunction, civil penalties, or prosecution. To date, we have not received any notices from the FDA.

We currently purchase some of our products from unauthorized distributors, and we are not an authorized distributor for some of the products that we sell.

        We are an authorized distributor for contact lenses manufactured by Vistakon, Bausch & Lomb and CIBA Vision. Ocular Sciences is the only remaining major manufacturer that refuses to sell directly to us. Historically, we have purchased a substantial portion of our products from unauthorized distributors, but this is expected to decrease in the future due to our relationships with most of the major contact lens manufacturers.

        As a result of some manufacturers' refusal to sell to us, we are not an authorized dealer for some of the products which we sell. In addition, we believe that the price which we pay for certain products is sometimes higher than those paid by eye care practitioners, retail chains and mass merchandisers, who are able to buy directly from the manufacturers of such lenses and who benefit from being allowed to participate in cooperative advertising funds, coupon, sample, rebate and other marketing and promotional programs. Although we have been able to obtain most contact lens brands at competitive prices in sufficient quantities on a regular basis, there can be no assurance that we will not encounter difficulties in the future. Our inability to obtain sufficient quantities of contact lenses at competitive prices would have a material adverse effect on our business, financial condition and results of operations.

Our manufacturing facilities and products are subject to stringent regulation by the FDA.

        Under the FDC Act and implementing regulations, the FDA regulates the testing, manufacturing, labeling, distribution, and promotion of medical devices such as contact lenses. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of product distribution, failure of the government to grant premarket clearance or approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA also has the authority to request the recall, repair, replacement or refund of the cost of any device manufactured or distributed by us.

        Before a new device can be introduced into the U.S. market, it must receive from the FDA premarket notification clearance under Section 510(k) of the FDC Act or premarket approval pursuant to the more costly and time-consuming premarket approval application (PMA) procedure. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. While less expensive and time-consuming than obtaining PMA clearance, securing 510(k) clearance may involve the submission of a substantive review of six months or more. Any products manufactured or distributed pursuant to 510(k) clearance are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and reporting of adverse experience with the use of the device.

        We are seeking 510(k) clearances for all of the products we intend to manufacture and market in the United States. New products may require clinical studies to support a 510(k) clearance or PMA. There is no certainty that clinical studies involving new products will be completed in a timely manner or that the data and information obtained will be sufficient to support the filing of a PMA or 510(k) clearance. We may not be able to obtain necessary clearances and approvals to market new devices or any other products under development on a timely basis, if at all, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

        As a manufacturer of medical devices, ClearLab is required to register with the FDA and comply with the FDA's Code of Federal Regulations quality system requirements. If the FDA believes that ClearLab may not be operating in compliance with applicable laws and regulations, it can record its observations on a Form FDA 483; place ClearLab under observation and re-inspect the facilities; institute proceedings to issue a warning letter apprising of violative conduct; detain or seize products; mandate a recall; enjoin future violations; and assess civil and criminal penalties against ClearLab, its officers or its employees. In addition, in appropriate circumstances, the FDA could withdraw clearances or approvals. Failure to comply with regulatory requirements or any adverse regulatory action could have a material adverse affect on ClearLab and us.

        Manufacturers of medical devices for marketing in the United States also must comply with medical device reporting (MDR) requirements that companies report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. ClearLab is subject to routine inspection by the FDA for compliance with quality systems requirements, MDR requirements, and other applicable regulations. We cannot assure that we will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon our business, financial condition or results of operation.

Our manufacturing facilities and products are subject to stringent regulation by various foreign jurisdictions in which our products are manufactured and/or sold.

        ClearLab's products also are subject to regulation in other countries in which ClearLab sells its products. The laws and regulations of such countries range from comprehensive medical device approval procedures such as those described above to simple requests for product data or certifications. The number and scope of these laws and regulations are increasing. In particular, medical devices in the EU are subject to the EU's medical devices directive (the "Directive").

        Under the system established by the Directive, all medical devices other than active implants and in vitro diagnostic products currently must qualify for CE marking. "CE marking" means the manufacturer certifies that its product bearing the CE mark satisfies all requirements essential for the product to be considered safe and fit for its intended purpose. ClearLab has received CE marking authorization for all products that ClearLab currently markets in the EU.

        Although member countries must accept for marketing medical devices bearing a CE marking without imposing further requirements related to product safety and performance, each country may require the use of its own language or labels and instructions for use. Authorities who are required to enforce compliance with the requirements of the Directive can restrict, prohibit and recall CE-marked products if they are unsafe. Such a decision must be confirmed by the European Commission in order to be valid. Member countries can impose additional requirements as long as they do not violate the Directive or constitute technical barriers to trade.

        Additional approvals from foreign regulatory authorities may be required for international sale of our products in non-EU countries. Failure to comply with applicable regulatory requirements can result in the loss of previously received approvals and other sanctions and could have a material adverse effect on our business, financial condition and results of operations.

We obtain a large percentage of our inventory from a limited number of suppliers and we derive a significant portion of our net sales from the sale of a single brand of contact lenses.

        A single distributor supplied us with approximately 46% and 35% of our inventory purchases in 2001 and 2002, respectively, and our top three suppliers accounted for approximately 70% and 63% of our inventory purchases in 2001 and 2002, respectively. In the event that any of these suppliers could no longer supply us with contact lenses, there can be no assurance that we could secure other adequate sources of supply, or that such supply could be obtained on terms no less favorable to us than our current supply, which could adversely affect us by increasing our costs or, in the event adequate replacement supply cannot be secured, reducing our net sales. In that regard, we do not have any contracts with manufacturers or distributors of contact lenses which provide for an absolute guarantee of supply to us.

        As a result of our recent agreement to become an authorized retailer of Vistakon contact lenses, we will become increasingly dependent on Vistakon, Johnson and Johnson's eyecare division, and the loss of that relationship could have a material adverse effect on our business in the future. Sales of products manufactured by Vistakon accounted for approximately 40% of our net sales in 2001 and 2002.

Our quarterly results are likely to vary based upon the level of sales and marketing activity in any particular quarter.

        We currently expense all advertising costs, including all direct-mail advertising costs, when the advertising first takes place. As a result, quarter-to-quarter comparisons are affected by the timing of television, radio and Internet advertisements and by the mailing of our printed advertisements within and between quarters. The volume of mailings and other advertising may vary in different quarters and from year to year depending on our assessment of prevailing market opportunities. Our operating results for any particular quarter may not be indicative of future operating results. For example, we typically decrease our advertising expenditures in the fourth quarter due to the increased cost to advertise during this period. As a result, we in the past have and in the future expect to generate lower revenues in the fourth quarter than in the preceding third quarter. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. In the future our results of operations may be below the expectations of public market analysts. This in the past has and in the future could cause the trading price of our common stock to fall significantly.

We are dependent on our telephone, Internet and management information systems for the sale and distribution of contact lenses.

        Our success depends, in part, on our ability to provide prompt, accurate and complete service to our customers on a competitive basis, and our ability to purchase and promote products, manage inventory, ship products, manage sales and marketing activities and maintain efficient operations through our telephone and proprietary management information systems. We conduct all of our telephone and Internet operations from a single location. A significant disruption in our telephone, Internet or management information systems could harm our relations with our customers and our ability to manage our operations. From time to time, we have experienced temporary interruptions in our telephone service as a result of the technical problems experienced by our long-distance carrier.

Similar interruptions may occur in the future and such interruptions may harm our business. Furthermore, extended or repeated reliance on our back-up computer systems may harm our business.

The retail sale of contact lenses is highly competitive. Certain of our competitors are large, national optical chains that have greater resources than we have.

        The retail sale of contact lenses is a highly competitive and fragmented industry. Our principal competitors include ophthalmologists and optometrists in private practice and retail chain stores. We also compete with national optical chains, such as Cole Vision, LensCrafters and National Vision Association and mass merchandisers, such as Wal-Mart, Sam's and Costco. We also compete with other direct marketers of contact lenses. We may face increased competition in the future from new entrants in the direct marketing business, which may include national optical chains and mass merchandisers, some of which may have significantly greater resources than we have. In addition, many of our competitors, including most eye care practitioners, national optical chains and mass merchandisers, have direct supply arrangements with contact lens manufacturers, which in some cases afford such competitors better pricing terms and access to supply. In light of such intense competition, we may not be able to maintain our current market position or realize our anticipated growth.

The demand for contact lenses could be substantially reduced if alternative technologies to permanently correct vision gain in popularity.

        We also encounter competition from manufacturers of eyeglasses and from alternative technologies, such as surgical refractive procedures, including new refractive laser procedures such as PRK, or photo refractive keratectomy, and LASIK, or laser in situ keratomileusis. If surgical refractive procedures become increasingly accepted as an effective and safe technique for permanent vision correction, they could substantially reduce the demand for contact lenses by enabling patients to avoid the ongoing cost and inconvenience of contact lenses. Accordingly, these procedures, or other alternative technologies may be developed in the future, which may cause a substantial decline in the number of contact lens wearers and thus harm our business.

We are dependent to a large degree on the services of our senior management team.

        We are dependent to a large degree on the services of our senior management team. The loss of any of our key executives could harm our business. Our ability to manage our anticipated growth will depend on our ability to identify, hire and retain highly skilled management and technical personnel. Competition for such personnel is intense. As a result, we may not be successful in attracting and retaining such personnel, and the failure to attract and retain such personnel could harm our business.

Our executive officers and directors have the ability to effectively control substantially all actions taken by our stockholders.

        As of September 24, 2003, our executive officers and directors collectively owned 6,518,406 shares of our common stock and control approximately 50% of our aggregate voting power. Acting together, these stockholders can effectively control substantially all actions taken by our stockholders, including the election of directors. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of 1-800 CONTACTS that might otherwise be beneficial to stockholders and may also discourage acquisition bids for 1-800 CONTACTS and limit the amount certain investors may be willing to pay for shares of our common stock.

We do not have any property rights in the 1-800 CONTACTS telephone number or the Internet addresses that we use.

        We believe that a large portion of our success is attributable to the competitive advantage we enjoy as a result of our toll-free telephone number. While we have obtained the right to use the phone number 1-800 CONTACTS as well as common "CONTACTS" misdials, we may not be able to obtain rights to use the CONTACTS phone number as new toll-free prefixes are issued. Under applicable

FCC rules, we do not have and cannot acquire any property rights to this telephone number. As a result, we cannot assure you that we will be able to retain the use of the 1-800 CONTACTS telephone number in the future. The loss of our ability to use the 1-800 CONTACTS number would harm our business.

        We also have obtained the rights to various Internet addresses, including but not limited to www.1800contacts.com, www.contacts.com and www.contactlenses.com. We cannot practically acquire rights to all addresses similar to www.contacts.com. If third parties obtain rights to use similar addresses, these third parties may confuse our customers and cause our customers to inadvertently place orders with these third parties, which could result in lost sales for us and could damage our brand. As with telephone numbers, we do not have and cannot acquire any property rights in Internet addresses. As a result, we may be unable to retain the use of our Internet addresses. The loss of our ability to use our Internet addresses would harm our business.

Increases in the cost of shipping, postage or credit card processing could harm our business.

        We ship our products to customers by United States mail and other overnight delivery and surface services. We generally invoice the costs of delivery and parcel shipments directly to customers as separate shipping and handling charges. In addition, we use direct mailings to advertise our products and receive a majority of our payments from customers using credit cards. The U.S. Postal Service increased its rates in June 2002 and Federal Express increased its rates effective November 2002. Any increases in shipping, postal or credit card processing rates could harm our operating results as we may not be able to effectively pass such increases on to our customers. Similarly, strikes or other service interruptions by these shippers could limit our ability to market or deliver our products on a timely basis.

Our business could be harmed if we are required to collect state sales tax on the sale of products.

        At present, we do not collect sales or other similar taxes in connection with the sale of our products to consumers located outside the state of Utah. From time to time, various states have sought to impose state sales tax collection obligations on out-of-state direct marketing companies such as ours. A successful assertion by one or more states that we should have collected or should be collecting sales taxes on the sale of our products could result in additional costs and administrative expenses to us and corresponding price increases to our customers, which could harm our business.

We face an inherent risk of exposure to product liability claims in the event that the use of the products we manufacture and/or sell results in personal injury.

        We face an inherent risk of exposure to product liability claims in the event that the use of the products we manufacture and/or sell results in personal injury. Although we have not experienced any losses due to product liability claims, we cannot assure you that we will not experience such losses in the future. We maintain insurance against product liability claims, but we cannot be certain that such coverage will be adequate to cover any liabilities that we may incur, or that such insurance will continue to be available on terms acceptable to us. A successful claim brought against us in excess of available insurance coverage, or any claim that results in significant adverse publicity against us, could harm our business.

We distribute substantially all of our products from a single facility.

        Substantially all of our inventory is stored and shipped from our distribution center in Salt Lake City. We depend in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of the distribution center. We may not be able to accurately anticipate all of the changing demands that our expanding operations will impose on our receiving and distribution system. In addition, events beyond our control, such as disruptions in operations due to labor disagreements, shipping problems, fires or natural disasters, may harm our business.

Our net sales may be negatively impacted by the prescription verification procedures we adopted in connection with the Vistakon agreement and we may not realize all of the anticipated benefits from our new relationship with Vistakon.

        In December 2002, we reached an agreement with Johnson & Johnson's eye care division, Vistakon, to become an authorized retailer of Vistakon contact lenses. We modified our operating systems in connection with this agreement. We implemented new procedures for Vistakon by geographic region based on time zone. We began this implementation in February 2003 and completed it in April 2003. We began buying direct from Vistakon during March 2003. Net sales for the first two quarters of fiscal 2003 were negatively impacted by canceled orders due to the prescription verification procedures, including most significantly those implemented as part of the Vistakon agreement. We cannot assure you that these procedures implemented in connection with the Vistakon agreement will not continue to have a negative impact on our net sales.

        This direct relationship with Vistakon has lowered our product acquisition costs and allowed us to offer rebates and other incentives not previously available to our customers who wear Vistakon lenses. We have also been able to reduce our inventory investment by purchasing a more balanced mix of products at lower prices than we have historically been able to obtain through indirect sources. This agreement also resolved long-standing disputes. However, there is no assurance that we will be able to continue to realize these benefits or other anticipated benefits in the future from our new relationship with Vistakon.

We may not realize the anticipated benefits from our new marketing agreement with Cole National Corporation.

        In June 2003, we signed an agreement with Cole National Corporation under which our customers can receive discounted eye exams and value pricing on eyeglasses, sunglasses and other vision products that we do not sell from a network of doctors contracted with Cole Managed Vision and associated with more than 1,500 Pearle Vision, Pearle VisionCare, Sears Optical and Target Optical stores in the United States. As part of the agreement, we and Cole agreed to work together on a variety of cross-marketing programs and promotions of our respective products in select test markets over the coming months. The goal of these cross-marketing programs is to find other ways that we and Cole can help create value together. There is no assurance that these programs will be successful, and we may not be able to realize the anticipated benefits from our new marketing agreement with Cole.

We expect to continue to incur significant legal and professional fees related to our legal matters and our increased efforts to proactively influence the industry on our behalf and on behalf of consumers.

        We spent $0.9 million, $2.8 million and $4.7 million on legal and professional fees in fiscal 2000, 2001 and 2002, respectively. As a percentage of net sales, legal and professional fees have increased over the last few years, representing 0.6%, 1.7% and 2.8% of net sales in fiscal 2000, 2001 and 2002, respectively. During fiscal 2002, we incurred significant legal and professional fees related to our legal matters and our increased efforts, including significant lobbying activities, to overcome the anticompetitive barriers in the industry on our behalf and on behalf of consumers. This legal effort included investing resources to ensure that the multi-district litigation settlement agreement with Johnson & Johnson allowed us to purchase contact lenses directly from Vistakon. We expect to continue to incur significant legal and professional fees as we continue our increased efforts to proactively change the laws and regulations affecting the industry.

We may not realize the anticipated benefits from our recent acquisitions and we may experience difficulties in integrating these acquisitions.

        We completed the acquisition of ClearLab in July 2002. ClearLab is in the process of final testing for a new brand of contact lens that is expected to provide us increased control of production capacity and inventory and the flexibility to make a variety of offers to our customers and to enhance our capability to provide high quality, cost-effective products. We expect to begin marketing lenses made by ClearLab to our customers in select test markets during the third quarter of fiscal 2003 and we expect to market these lenses nationally to our customers during the fourth quarter of fiscal 2003. Based on previous test marketing, we believe that our customers are receptive to an offer from us to try both a new product and a new eye care practitioner. We cannot assure you, however, that our marketing efforts will begin as planned or will be successful, that we will be able to establish a sufficient network of eye care practitioners to prescribe our products or that customers will be receptive to new services or products offered, or that we will realize the anticipated benefits from this acquisition.

        We completed the acquisitions of Lens Express and Lens 1st in January 2003. We believe that the acquisitions of Lens Express and Lens 1st will provide us with significant opportunities to increase net sales and achieve operating synergies and cost savings. There can be no assurance, however, that such benefits will be realized and that the combination of our company, Lens Express and Lens 1st will be successful.

        In addition, these recent acquisitions may present significant challenges for our management due to increased time and resources required to properly integrate the management, employees and information systems, accounting controls, personnel and administrative functions with ours and to manage the combined company on a going forward basis. We cannot assure you that we will be able to successfully integrate and streamline overlapping functions or, if successfully accomplished, that such integration will not be more costly to accomplish than presently contemplated or that we will not encounter difficulties in managing the combined company due to its increased size and scope.

We are subject to certain risks associated with our foreign operations that could harm our revenues and profitability.

        As a result of the ClearLab acquisition, we have significant operations in Singapore. Certain risks are inherent in international operations, including:

  •
  we may have difficulty enforcing agreements and collecting receivables through certain foreign legal systems;

  •
  foreign customers may have longer payment cycles than customers in the United States;

  •
  tax rates in certain foreign countries may exceed those in the United States, and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

  •
  general economic and political conditions in countries where we operate may have an adverse effect on our operations in those countries;

  •
  we may find it difficult to manage a large organization spread throughout various countries; and

  •
  we may find it difficult to comply with foreign laws and regulations.

        As we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. The occurrence of any of the foregoing risks could have a significant effect on our international operations and, as a result, our revenues and profitability.

Currency exchange rate fluctuations could have an adverse effect on our financial results.

        We face foreign currency exchange rate risks primarily as a result of our ClearLab operations, which are based entirely in Singapore, and the intercompany balances between our U.S. and Singapore operations. The functional currency of our Singapore operations is the Singapore dollar, however, most of the sales of the Singapore operations and some of the expenses are denominated in U.S. dollars. As of June 28, 2003, we had debt and other long-term obligations of approximately $11.1 million that were denominated in Singapore dollars and mature over the next seven years. For the two quarters ended June 28, 2003, we recorded a foreign currency transaction loss of approximately $77,000.

        Fluctuations in exchange rates between the U.S. dollar and the Singapore dollar could lead to additional currency exchange losses or gains on the intercompany balances and transactions denominated in currencies other than the functional currency. If the U.S. dollar weakens relative to the Singapore dollar, additional funds may be required to meet these obligations if the debt cannot be adequately serviced from our Singapore operations. The exchange rate between the U.S. dollar and the Singapore dollar has fluctuated approximately 1.3 percent (strengthening of the U.S. dollar) from December 29, 2002 through August 1, 2003. From the date of the ClearLab acquisition, July 24, 2002, through August 1, 2003, the exchange rate has fluctuated approximately 0.6 percent (strengthening of the U.S. dollar). If the Singapore dollar weakens against the U.S. dollar by an additional 10 percent, we would record an additional $867,000 foreign currency loss on the intercompany balances that existed as of June 28, 2003. We have not entered into any foreign currency derivative financial instruments; however, we may choose to do so in the future in an effort to manage or hedge our foreign currency risk.

We may incur asset impairment charges that would reduce our earnings.

        We have a significant amount of goodwill and other intangible assets recorded on our balance sheet as a result of our recent acquisitions. SFAS No. 142, "Goodwill and Other Intangible Assets," provides that goodwill and other intangible assets with indefinite lives be tested for impairment annually using market values, or more frequently if impairment indicators arise. In assessing the recoverability of goodwill and other intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair market value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. If required, these charges would be included in operating income. If we determine that significant impairment has occurred, we would be required to write-off the impaired portion of intangible assets, which could have a material adverse effect on our operating results in the period in which the write-off occurs.

Our former independent public accountant, Arthur Andersen LLP, has ceased operations, and you may be unable to exercise effective remedies against it in any legal action.

        Our former independent public accountant, Arthur Andersen LLP, provided us with auditing services for prior fiscal years through December 29, 2001, including issuing an audit report with respect to our consolidated financial statements for fiscal 2001 and 2000 incorporated by reference into this registration statement. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a federal obstruction of justice charge arising from the federal government's investigation of Enron Corp. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC.

        Arthur Andersen LLP has not reissued its audit report with respect to the audited consolidated financial statements incorporated by reference into this registration statement covered by such report. Furthermore, Arthur Andersen LLP has not consented to the incorporation by reference of its audit report in this registration statement. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to those audited consolidated financial statements that are incorporated by reference into this registration statement, including any claim under Sections 11 and 12 of the Securities Act. In addition, even if you were able to assert such a claim, as a result of its conviction and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited consolidated financial statements. In addition, in connection with any future capital markets transaction in which we are required to include financial statements that were audited by Arthur Andersen LLP, as a result of the foregoing, investors may elect not to participate in any such offering or, in the alternate, may require us to obtain a new audit with respect to previously audited financial statements. Consequently, our financing costs may increase or we may miss attractive capital market opportunities.

Risks Relating to the Internet

Our success is dependent, in part, on continued growth in use of the Internet.

        The Internet is new and rapidly evolving. A decrease in the growth of Internet usage would harm our business. The following factors may inhibit growth in Internet usage, limit visits to our Internet addresses or limit orders placed through our website:

  •
  inadequate Internet infrastructure;

  •
  security and privacy concerns;

  •
  inconsistent quality of service; and

  •
  unavailability of low cost, high-speed service.

        Our success is dependent, in part, upon the ability of the Internet infrastructure to support increased use. The performance and reliability of the Internet may decline as the number of users increases or the bandwidth requirements of users increase. The Internet has experienced a variety of outages due to damage to portions of its infrastructure. If outages or delays occur frequently in the future, Internet usage, including usage of our website, could grow slowly or decline. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly.

Online security breaches could harm our business.

        The secure transmission of confidential information over the Internet is essential to maintain consumer confidence in our website. Substantial or ongoing security breaches of our system or other Internet-based systems could significantly harm our business. Any penetration of our network security or other misappropriation of our users' personal information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer transaction data.

        We may incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Our insurance policies' limits may not be adequate to reimburse us for losses caused by security breaches. We cannot guarantee that our security measures will prevent security breaches.

Government regulation and legal uncertainties relating to the Internet and online commerce could negatively impact our business operations.

        Online commerce is new and rapidly changing, and federal and state regulation relating to the Internet and online commerce is evolving. Currently, there are few laws or regulations directly applicable to the Internet or online commerce on the Internet, and the laws governing the Internet that exist remain largely unsettled. Recently, the U.S. Congress enacted Internet laws regarding online children's privacy, copyrights and taxation. This or similar legislation could dampen growth in use and acceptance of the Internet. Due to the increasing popularity of the Internet, it is possible that additional laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services. The adoption or modification of laws or regulations applicable to the Internet could harm our business operations.

        In addition, several telecommunications carriers have requested the Federal Communications Commission to regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could harm our business operations.

Changing technology could adversely affect the operation of our website.

        The Internet, online commerce and online advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer preferences. Our future success will depend on our ability to adapt to rapidly changing technologies and address our customers' changing preferences. However, we may experience difficulties that delay or prevent our being able to do so.

Risks Related to Our Common Stock

The price of our common stock has been volatile and could continue to fluctuate in the future.

        The market price for shares of the common stock has been volatile and could fluctuate substantially based on a number of factors, including quarter-to-quarter variations in our results of operations, news announcements, changes in general market conditions for contact lenses, regulatory actions, adverse publicity regarding us or the industry in general, changes in financial estimates by securities analysts and other factors. In addition, broad market fluctuations and general economic and political conditions may harm the market price of the common stock, regardless of our actual performance. In October 1998, we commenced a share repurchase program and have repurchased 1,706,500 shares through June 28, 2003.

There is a limited trading market for our common stock.

        You may not be able to resell your shares at or above the price you pay for them. The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, general economic and market conditions and changes in investor perceptions of our company. Our common stock is traded on the Nasdaq National Market under the symbol "CTAC." The development and maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker. While we are a publicly traded company, the volume of trading activity in our stock is relatively limited due to the limited size of our public float. The average daily trading volume on the Nasdaq National Market from January 1, 2003 through Setpember 1, 2003, as reported by Nasdaq, was approximately 43,614 shares. Even if a more active market develops, there can be no assurance that such a market will continue.

Certain provisions in our charter documents could delay or prevent a change in control.

        Certain provisions of our restated certificate of incorporation and our by-laws may inhibit changes in control of us not approved by our board of directors. These provisions include:

  •
  a classified board of directors;

  •
  a prohibition on stockholder action through written consents;

  •
  a requirement that special meetings of stockholders be called only by our board of directors or chief executive officer;

  •
  advance notice requirements for stockholder proposals and nominations;

  •
  limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

  •
  the authority of the board of directors to issue without stockholder approval preferred stock with such terms as the board of directors may determine.

        We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

FORWARD-LOOKING STATEMENTS

        Except for the historical information contained herein, the matters set forth or incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These forward-looking statements involve risks and uncertainties and often depend on assumptions, data or methods that may be incorrect or imprecise. Our future operating results may differ materially from the results discussed in, or implied by, forward-looking statements made by us. Factors that may cause such differences include, but are not limited to, those discussed below and the other risks detailed in this prospectus under the heading "Risk Factors" and in our other reports filed with the Securities and Exchange Commission. Words such as "believes," "anticipates," "expects," "future," "intends," "would," "may" and similar expressions are intended to identify forward-looking statements. We undertake no obligation to revise any of these forward-looking statements to reflect events or circumstances after the date hereof.

Factors That May Affect Future Results

  •
  Our sales growth may not continue at historical rates and we may encounter unforeseen difficulties in managing our future growth;

  •
  A significant portion of our sales may be found not to comply with state laws and regulations concerning the delivery and sale of contact lenses;

  •
  Because we don't manufacture most of the contact lenses that we sell, we cannot ensure that all of the contact lenses we sell meet all federal regulatory requirements;

  •
  It is possible that the FDA could consider certain of the contact lenses we sell to be misbranded;

  •
  We currently purchase a portion of our products from unauthorized distributors and we are not an authorized distributor for some of the products that we sell;

  •
  We obtain a large percentage of our inventory from a limited number of suppliers, with a single distributor accounting for 35%, 46% and 35% of our inventory purchases in fiscal 2000, 2001 and 2002, respectively;

  •
  We may continue to incur significant legal and professional fees related to our legal matters and our increased efforts to proactively influence the industry on behalf of ourself and consumers;

  •
  Our quarterly results are likely to vary based upon the level of sales and marketing activity in any particular quarter;

  •
  We are dependent on our telephone, Internet and management information systems for the sale and distribution of contact lenses;

  •
  The retail sale of contact lenses is highly competitive; certain of our competitors are large, national optical chains that have greater resources than us;

  •
  The demand for contact lenses could be substantially reduced if alternative technologies to permanently correct vision gain in popularity;

  •
  We do not have any property rights in the 1-800 CONTACTS telephone number or the Internet addresses that we use;

  •
  Increases in the cost of shipping, postage or credit card processing could harm our business;

  •
  Our business could be harmed if we are required to collect state sales tax on the sale of products;

  •
  We face an inherent risk of exposure to product liability claims in the event that the use of the products we manufacture or sell results in personal injury;

  •
  We distribute our products from a single facility;

  •
  Our success is dependent, in part, on continued use of the Internet;

  •
  Government regulation and legal uncertainties relating to the Internet and online commerce could negatively impact our business operations;

  •
  Changing technology could adversely affect the operation of our website;

  •
  We may not be able to develop and manufacture a viable, high quality contact lens for sale to consumers that meets all federal regulatory requirements;

  •
  We may not be able to fully integrate the operations of our acquisitions into our business;

  •
  Consumer acceptance of our manufactured products may not meet our expectations;

  •
  Our intellectual property rights may be challenged;

  •
  We may encounter legal, regulatory and government agency oversight risks with foreign operations;

  •
  We may not be able to establish a sufficient network of eye care practitioners to prescribe the products manufactured by us;

  •
  We may encounter unforeseen problems associated with our foreign operations, including gains and losses from foreign currency exchange;

  •
  We may incur unforeseen costs or not realize all of the anticipated benefits from our new relationships with Vistakon and Cole; and

  •
  We may be required to reduce the carrying value of our intangible assets if events and circumstances indicate the remaining balance of intangible assets may not be recoverable.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        On July 24, 2002, we completed the acquisition of certain net assets and the majority of the business operations of IGEL, a developer and contract manufacturer of contact lenses based in Singapore. The acquisition was effected through a wholly owned subsidiary of the Company, IGEL Acquisition Co. Pte Ltd (subsequently renamed ClearLab Pte Ltd), and included the purchase of assets of Igel C.M. Laboratory Pte Ltd and International Vision Laboratories Pte Ltd, both subsidiaries of Igel Visioncare Pte Ltd, as well as certain other assets from Sinduchajana Sulistyo and Stephen D. Newman. The assets acquired included principally the long-term leasehold interests in the land and building where the manufacturing facility is located, as well as equipment, inventories, and certain intellectual property rights, including patents key to the operation of the acquired business. ClearLab is in the process of final testing for a new brand of contact lens that is expected to provide us increased control of production capacity and inventory and the flexibility to make a variety of offers to our customers to enhance our capability to provide high quality, cost-effective products. On January 30, 2003, we completed the acquisition of certain assets and the assumption of certain liabilities of Lens Express LLC and Camelot Ventures/CJ, L.L.C. d/b/a Lens 1st (collectively, the "Seller"), two leading U.S. mail order contact lens retailers. The assets acquired included databases, customer information, web sites and Internet addresses or domain names, telephone numbers, certain specified contracts and intellectual property rights. In addition, acquired assets included certain property, equipment, inventories, receivables and prepaid expenses. With the exception of specifically identified liabilities, we did not assume the liabilities of the Seller. The liabilities assumed by us included certain of the Seller's identified contracts, accounts payable, accrued liabilities, certain customer program obligations and severance obligations as of January 30, 2003.

        We accounted for these transactions under the purchase method in accordance with SFAS No. 141. The results of operations of the acquired businesses are included in the consolidated results of the Company from the dates of the acquisitions.

        The unaudited pro forma condensed combined statement of operations for the year ended December 28, 2002 gives effect to (i) the acquisition of Igel C.M. Laboratory Pte Ltd and the carved-out portion of International Vision Laboratories Pte Ltd (together, "IGEL"), (ii) the acquisition of Lens Express LLC ("Lens Express") and (iii) the acquisition of Camelot Ventures/CJ, L.L.C. d/b/a Lens 1st ("Lens 1st"), as if such transactions had occurred at the beginning of fiscal 2002.

        The unaudited pro forma condensed combined statement of operations for the six months ended June 28, 2003 gives effect to (i) the acquisition of Lens Express and (ii) the acquisition of Lens 1st, as if such transactions had occurred at the beginning of fiscal 2002. The results of operations of IGEL are included in the Company's results of operations for the six months ended June 28, 2003.

        The unaudited pro forma financial information presented herein is based on the assumptions and adjustments described in the accompanying notes and are presented for illustrative purposes only. The unaudited pro forma financial information does not purport to represent what our results of operations actually would have been if the events described above had occurred as of the dates indicated or what such results will be for any future periods. The unaudited pro forma financial information, and the accompanying notes, should be read in conjunction with the historical financial statements, including the notes thereto incorporated by reference in this prospectus.

1-800 CONTACTS, INC.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 28, 2002
(in thousands, except per share amounts)

	Historical
	1-800 CONTACTS	IGEL	Lens Express	Lens 1st	Pro Forma Adjustments		Pro Forma Combined
	(Year ended December 28, 2002)	(January 1, 2002 to July 23, 2002)	(Year ended October 31, 2002)	(Year ended December 31, 2002)
Net product sales	$168,580	$1,633	$34,342	$14,158	$(289)	(a)	$218,424
Cost of goods sold	118,181	3,565	20,095	9,203	39	(b)
					(195)	(a)
					230	(e)	151,118

Gross profit (loss)	50,399	(1,932)	14,247	4,955	(363)		67,306

Selling, general and administrative expenses:
Advertising expense	12,642	—	4,120	1,263			18,025
Legal and professional fees	4,738	—	1,077	63			5,878
Purchased in-process research and development	7,789	—	—	—	(7,789)	(c)	—
Other selling, general and administrative expenses	24,117	724	11,229	4,883	22	(d)
					189	(e)
					(948)	(f)
					54	(g)	40,270

Total selling, general and administrative expenses	49,286	724	16,426	6,209	(8,472)		64,173

Income (loss) from operations	1,113	(2,656)	(2,179)	(1,254)	8,109		3,133
Interest expense	(1,128)	(230)	(1,281)	(135)	(253)	(h)
					1,124	(i)	(1,903)
Other (expense), net	(58)	(65)	—	—	(48)	(j)	(171)

Income (loss) before provision for income taxes	(73)	(2,951)	(3,460)	(1,389)	8,932		1,059
(Provision) benefit for income taxes	(3,931)	—	—	—	1,112	(k)	2,819

Net income (loss)	$(4,004)	$(2,951)	$(3,460)	$(1,389)	$10,044		$(1,760)

Loss per common share:
Basic and diluted	$(0.35)						$(0.14)
Weighted average common shares outstanding:
Basic and diluted	11,417				900	(l)	12,317

See accompanying notes.

1-800 CONTACTS, INC.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 28, 2003
(in thousands, except per share amounts)

	Historical
	1-800 CONTACTS	Lens Express	Lens 1st	Pro Forma Adjustments			Pro Forma Combined
	(Six months ended June 28, 2003)	(January 1, 2003 to January 29, 2003)	(January 1, 2003 to January 29, 2003)
Net product sales	$93,016	$2,345	$1,064	$			$96,425
Cost of goods sold	59,140	1,250	737				61,127

Gross profit	33,876	1,095	327				35,298

Selling, general and administrative expenses:
Advertising expense	7,380	6	104				7,490
Legal and professional fees	3,376	14	5				3,395
Research and development	2,000	—	—				2,000
Other selling, general and administrative expenses	18,753	620	449		(29)	(f)
					45	(g)	19,838

Total selling, general and administrative expenses	31,509	640	558		16		32,723

Income (loss) from operations	2,367	455	(231)				2,575
Other (expense), net	(823)	(22)	(9)		7	(i)	(847)

Income (loss) before provision for income taxes	1,544	433	(240)		(9)
Provision for income taxes	(1,472)	—	—		(70)	(k)	(1,542)

Net income (loss)	$72	$433	$(240)		$(79)		$186

Loss per common share:
Basic	$0.01						$0.01
Diluted	$0.01						$0.01
Weighted average common shares outstanding:
Basic	12,552				150	(l)	12,702
Diluted	12,762				150	(l)	12,912

See accompanying notes.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
(in thousands, except share amounts)

1.     Basis Of Presentation.

        The accompanying unaudited pro forma condensed combined statements of operations have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

2.     Acquisition Of Igel (Clearlab).

        The consideration paid by the Company consisted of approximately $6.6 million in cash (which included $1.2 million in transaction costs), $8.9 million in assumed building and business loans to be paid through 2009, $0.7 million in assumed capital lease obligations, a non-interest bearing note payable of $2.1 million to be paid through 2007, 700,000 shares of restricted common stock of the Company, and 270,000 common stock options of the Company in three tranches of 90,000 each with exercise prices of $15, $25 and $35 per share, respectively. The Company obtained a $10 million, five-year term loan from a U.S. bank to provide partial financing for this asset purchase.

        The 700,000 shares of restricted common stock are held in escrow, subject to a performance guarantee, and vest over a two-year schedule with no shares released from escrow for a minimum of one year from the acquisition date. On June 6, 2003, the performance guarantee was met relating to these shares and 175,000 shares were released on July 24, 2003, in accordance with the vesting provisions. The remainder of the shares held in escrow will be released as follows: 350,000 on January 24, 2004 and 175,000 on July 24, 2004. For financial reporting purposes, all shares held in escrow are treated as outstanding as of June 6, 2003, the date the performance guarantee was met, and the Company reflected additional purchase consideration for the estimated fair value of these shares of approximately $17.0 million. The fair value was based upon the closing market price of the Company's common stock on the date the performance guarantee was met, reduced by an approximate 9% discount due to the restrictions associated with the vesting period of the common stock held in escrow. This discount was determined by an independent third party appraisal. The $17.0 million of additional purchase consideration, net of the contingent consideration liability recorded at the purchase date in accordance with SFAS No. 141, was recorded as goodwill. At June 28, 2003, goodwill related to this transaction amounted to $11.2 million.

        The value of the options to purchase 270,000 shares of common stock will be determined and recorded as additional purchase consideration at the applicable vesting dates. These options vest equally at the end of the third, fourth and fifth years from the acquisition date.

        The purchase consideration was denominated primarily in Singapore dollars. As a result, applicable amounts have been translated into U.S. dollars at the exchange rate on the date of the transaction.

Cash	$5,358
Direct acquisition expenses	1,231
6.75% term loan payable to bank	4,965
6% note payable to parent of seller (discounted at 7%)	3,701
Non-interest bearing note payable (discounted at 7%)	1,808
Capital lease obligations assumed	718

Purchase consideration	$17,781

        The following table sets forth the allocation of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed (in thousands):

Inventories	$1,306
Other current assets	38
Property and equipment	8,845
Other long-term assets	50
In-process research and development	7,789
Definite-lived intangible assets:
Core and completed technologies	4,009
Non-competition agreement	1,432
Accrued liabilities	(253)

Estimated fair value of acquired net assets	23,216
Liability related to contingent consideration	(5,435)

Total	$17,781

        The value allocated to purchased in-process research and development was charged to expense upon consummation of the acquisition. The valuation of the in-process research and development was determined using the income approach method, which includes an analysis of the markets, cash flows and risks associated with achieving such cash flows. The amount allocated represents the estimated purchased in-process technology for projects that have not yet reached commercial viability. Based on preliminary assessments, the value of these projects was determined by estimating the costs to develop the purchased in-process technologies into commercially viable products; estimating the resulting net cash flows from the sale of those products (reduced by the portion of revenue attributable to core technology); and discounting the net cash flows back to their present value. The cash flows have been discounted at a rate of return of 38%, which has been adjusted for an additional risk premium. This additional risk premium reflects the uncertainty and risk inherent in in-process technology, the remaining technological/regulatory issues to be resolved and the amount of time remaining to complete the technologies. Several of the technologies must undergo clinical studies and must obtain FDA approval. Management believes that the acquired in-process research and development will be successfully developed; however, these technologies may not achieve commercial viability.

3.     Acquisition Of Lens Express And Lens 1st.

        The following sets forth the consideration paid by the Company (dollars in thousands, except per share amounts):

Cash	$6,500
Restricted shares (900,000 shares at $22.07 per share)	19,859
Estimated direct acquisition expenses	512
Accounts payable	3,575
Accrued expenses	524

Purchase consideration	$30,970

        For purposes of computing the purchase price, the value of the restricted common stock was determined by taking the average closing price of the Company's common stock as quoted on NASDAQ for the two days before, the day of and the two days following the announcement of the signing of a letter of intent to acquire Lens Express and Lens 1st. This average price was then reduced by a 15 percent discount due to the restriction provisions associated with the common shares issued. The discount was determined by an independent third party appraisal.

        The following table sets forth the allocation of the purchase price to the tangible and intangible assets acquired (in thousands):

Accounts receivable	$178
Inventories	2,740
Other assets	76
Property and equipment	572
Customer list	5,100
Goodwill	22,305

Total	$30,970

4.     Pro Forma Adjustments.

        The pro forma condensed combined financial statements give effect to the following pro forma adjustments in connection with the acquisitions (dollars in thousands):

  (a)
  The Company will not be in the business of selling sunglasses and eyeglasses and accordingly did not acquire the related inventories. The Company has determined that it will discontinue the sales of these product lines previously sold by the Lens Express and Lens 1st. The specific net sales and cost of goods sold related to these products have been excluded from the accompanying pro forma results of operations.

  (b)
  To reflect depreciation expense related to the $300 of equipment purchased from ClearLab using an estimated useful life of five years.

  (c)
  To remove the effect of in-process research and development acquired in the ClearLab acquisition. As this charge is a non-recurring event, it has been excluded from the accompanying pro forma results of operations.

  (d)
  To reflect additional compensation expense to be recorded as a result of the employment agreement with the president and chief technology officer of the acquired ClearLab.

  (e)
  To reflect amortization related to acquired ClearLab definite-lived intangible assets. Core technology has an estimated useful life of 12 years and the noncompetition agreement has an estimated useful life of 5 years.

  (f)
  To reflect a reduction of depreciation expense based on of the recorded fair value of Lens Express and Lens 1st acquired equipment using an estimated useful life of four years.

  (g)
  To reflect amortization related to the acquired definite-lived customer list intangible asset using an estimated useful life of five years, net of historical amortization on the Lens Express and Lens 1st intangible assets.

  (h)
  To reflect additional interest expense associated with the portion of the term loan used to finance the ClearLab acquisition and the assumed/refinanced notes payable.

  (i)
  To remove the historical interest expense, net of additional interest expense associated with the portion of the revolving credit facility used to finance the cash portion of the Lens Express and Lens 1st purchase consideration.

  (j)
  To reflect additional depreciation expense on the ClearLab building using an estimated useful life of 19 years.

  (k)
  To provide income taxes for the results of pro forma operations and the pro forma adjustments related to the Lens Express and Lens 1st acquisition using an effective income tax rate of 38 percent. No benefit for income taxes was provided for the loss resulting from the ClearLab acquisition due to the uncertainty of its realization.

  (l)
  To reflect the effect of 900,000 restricted common shares issued in connection with the Lens Express and Lens 1st acquisition.

USE OF PROCEEDS

        The selling stockholders will receive all of the proceeds of the sale of shares of our common stock pursuant to this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

SELLING STOCKHOLDERS

        We are registering all 700,000 shares covered by this prospectus on behalf of the selling stockholders named in the table below (including their donees, pledgees, distributees, transferees or other successors-in-interest who receive any of the shares covered by this prospectus). We issued all of these shares of common stock to the selling stockholders in connection with our acquisition of certain net assets and most of the business operations of IGEL (subsequently renamed ClearLab), a developer and contract manufacturer of contact lenses based in Singapore. We are registering the shares in order to permit the selling stockholders to offer these shares for resale from time to time. The selling stockholders may sell all, some or none of the shares covered by this prospectus. All information with respect to beneficial ownership has been furnished to us by the respective selling stockholders. For more information, see "Plan of Distribution." Except as noted below, none of the selling stockholders has had any material relationship with us within the past three years other than as a result of the ownership of shares of our common stock. Mr. Stephen D. Newman entered into a consulting agreement with us effective January 31, 2002. Upon closing of the transaction, Stephen D. Newman became an employee of our company. Mr. Newman serves as Chief Technology Officer of ClearLab.

        The table below lists the selling stockholders and the other information regarding the ownership of the common stock by each of the selling stockholders.

	Shares Owned Prior to Offering (1)			Shares Owned After Offering (2)
			Number of Shares Being Offered Hereby
Selling Stockholder	Number	Percentage (3)		Number	Percentage (3)
Tojo Sciences Limited(4)	324,775	2.5%	324,775	0	*
E-World.com Ltd.(5)	272,775	2.1%	272,775	0	*
Herminigildo Jr. Javier Cruz	51,225	*	51,225	0	*
Wong Kwan Seng Robert	51,225	*	51,225	0	*

*
Less than 1.0%.

(1)
Certain of the shares are held in escrow and will be released according to a vesting schedule as described under "Plan of Distribution," below.

(2)
Assumes that the selling stockholders dispose of all of the shares of common stock covered by this prospectus and do not acquire or dispose of any additional shares of common stock. However, the selling stockholders are not representing that any of the shares covered by this prospectus will be offered for sale, and the selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

(3)
The percentage of common stock beneficially owned is based on the shares of common stock outstanding on September 24, 2003.

(4)
Tojo Sciences Limited is wholly owned by Stephen D. Newman.

(5)
E-World.com Ltd. is wholly owned by Sinduchajana Sulistyo.

        The prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

General Matters

        Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of September 24, 2003, we had 13,106,085 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. The following summary of certain provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in our entirety by, our restated certificate of incorporation and the by-laws that are included as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable law. See "Where You Can Find More Information."

        Our restated certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by the board of directors.

Common Stock

        The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the board of directors may from time to time determine. The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive pro rata of our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

        Our common stock is included for trading on the Nasdaq National Market under the symbol "CTAC."

Preferred Stock

        Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, of our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Certain Provisions of the Restated Certificate of Incorporation and By-laws

        Classified Board.    Our restated certificate of incorporation provides for the board of directors to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the board of directors will be elected each year. Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

        Elimination of Stockholder Action Through Written Consents.    Our restated certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

        Elimination of the Ability to Call Special Meetings.    Our restated certificate of incorporation and the by-laws provides that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the board of directors or by our chief executive officer. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

        Advanced Notice Procedures.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

        Amendments to the Restated Certificate and By-laws.    Our restated certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to our restated certification of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Certain Provisions of Delaware Law

        We are subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless

  •
  the transaction is approved by the board of directors prior to the date the stockholder obtained the "interested stockholder" status;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

        A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

        Our restated certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our restated certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by such law. We entered into indemnification agreements with our current directors and executive officers prior to the completion of our initial public offering and expect to enter into similar agreements with any new directors or executive officers.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, New York 10038 and its telephone number is (718) 921-8200.

PLAN OF DISTRIBUTION

        The selling stockholders (including, subject to applicable law, their pledgees, donees, distributees, transferees or successors-in-interest who receive any shares covered by this prospectus) are offering shares of our common stock that they acquired from us in connection with the acquisition of IGEL (subsequently renamed ClearLab), a developer and contract manufacturer of contact lenses based in Singapore. This prospectus covers the selling stockholders' resale of up to 700,000 shares of our common stock. The shares of common stock were placed in escrow subject to a performance guarantee requiring successful test market results of certain newly developed contact lens products as specified in the escrow agreement, and vest over a two year period. On June 6, 2003, the performance guarantee was met relating to these shares and 175,000 shares were released on July 24, 2003, in accordance with the vesting provisions. The remainder of the shares will be released according to the specified vesting dates, as set forth below.

Number of Shares	Vesting Date
175,000	July 24, 2003
350,000	January 24, 2004
175,000	July 24, 2004

700,000

        In connection with the acquisition, we agreed to file a registration statement with the SEC. This registration statement covers the resale of the common stock from time to time as indicated in this prospectus. This prospectus forms a part of that registration statement. We have agreed to pay the reasonable fees and expenses incident to the filing of the registration statement, but the selling stockholders will pay half of the SEC registration fee and any brokerage commissions, discounts or other expenses relating to the sale of the common stock.

        The selling stockholders may sell the shares of common stock described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders may also transfer, devise or gift these shares by other means not described in this prospectus. As a result, pledgees, donees, transferees or other successors-in-interest that receive such shares as a gift, partnership distribution or other transfer may offer shares of the common stock covered by this prospectus. In addition, if any shares covered by this prospectus qualify for sale pursuant to Rule 144 under the Securities Act, the selling stockholders may sell such shares under Rule 144 rather than pursuant to this prospectus.

        The selling stockholders may sell shares of common stock from time to time in one or more transactions:

  •
  at fixed prices that may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices related to such prevailing market prices; or

  •
  at negotiated prices.

        The selling stockholders may offer their shares of common stock in one or more of the following transactions (which may include block trades and crosses):

  •
  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

  •
  in the over-the-counter market;

  •
  in privately negotiated transactions;

  •
  through put or call options;

  •
  by pledge to secure debts and other obligations;

  •
  by a combination of the above methods of sale; or

  •
  to cover short sales.

        In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, and in connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the shares. The selling stockholders also may sell shares short and deliver the shares to close out such short positions; provided that the short sale is made after the registration statement has been declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholders also may enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the shares, which the broker-dealer or other financial institution may resell pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker, dealer or other financial institution, and upon a default, the broker, dealer or other financial institution may effect sales of the loaned or pledged shares pursuant to this prospectus.

        The selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act. As underwriters, any profits on the resale of the shares of common stock and any compensation to be received by an underwriter, broker-dealer or agent would be deemed underwriting discounts and commissions under the Securities Act. Each selling stockholder has represented to us it purchased the common stock in the ordinary course of its business, and at the time the selling stockholder purchased the common stock, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

        Selling stockholders that are deemed underwriters will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to selling stockholders for the purpose of satisfying the prospectus delivery requirements.

        To our knowledge, the selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

        The selling stockholders will be subject to applicable provisions of Regulation M of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders. These restrictions may affect the marketability of such shares.

        To the extent necessary, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act, disclosing relevant information regarding such arrangement. A supplement to this prospectus will also be filed upon our being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed on for 1-800 CONTACTS, INC. by Kirkland & Ellis LLP, Chicago, Illinois.

EXPERTS

        The consolidated balance sheet of 1-800 CONTACTS, INC. as of December 28, 2002, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for the fiscal year then ended included in the Company's Annual Report on Form 10-K have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, dated February 11, 2003 except with respect to Note 13 for which the date is March 13, 2003, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of 1-800 CONTACTS, INC. as of December 29, 2001 and for each of the two years in the period ended December 29, 2001 which appear in our December 28, 2002 Annual Report on Form 10-K which is incorporated by reference in this registration statement on Form S-3 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto.

        We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to its being named in this Form S-3 as having certified our financial statements as of December 29, 2001 and for each of the two years in the period ended December 29, 2001, as required by Section 7 of the Securities Act. Accordingly, you will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore your right of recovery under that section may be limited as a result of the lack of consent.

        The combined balance sheets of the IGEL Operations, a combination of Igel C.M. Laboratory Pte Ltd and certain carved-out components of International Vision Laboratories Pte Ltd, as of December 31, 2001 and 2000, and the related combined statements of operations, changes in net assets (liabilities) and comprehensive income (loss), and cash flows for the years then ended included in 1-800 CONTACTS, INC.'s Current Report on Form 8-K/A filed on October 8, 2002 have been incorporated by reference herein in reliance upon the report of KPMG, independent auditors, upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Lens Express, Inc. as of October 31, 2002 and 2001 and for each of the two years in the successor periods for the years ended October 31, 2002 and 2001, the period from June 16, 2000 to October 31, 2000, and the predecessor period from November 1, 1999 to June 15, 2000 which appear in our Current Report on Form 8-K/A filed on April 15, 2003 which is incorporated by reference in this registration statement on Form S-3 have been audited by Deloitte & Touche LLP, independent auditors, which report expresses an unqualified opinion and includes explanatory paragraphs relating to Lens Express, Inc.'s ability to continue as a going concern and the sale of the net assets of Lens Express, Inc. We have so incorporated the financial statements of Lens

Express, Inc. in this prospectus and registration statement in reliance on the report of Deloitte & Touche LLP, given on their authority as experts in accounting and auditing.

        The consolidated financial statements of Camelot Ventures/CJ, LLC d/b/a Lens 1st as of December 31, 2002 and 2001 and for the year ended December 31, 2002 and for the period from inception (June 8, 2001) through December 31, 2001 which appear in our Current Report on Form 8-K/A filed on April 15, 2003 which is incorporated by reference in this registration statement on Form S-3 have been audited by PricewaterhouseCoopers LLP, independent accountants. We have so incorporated the financial statements of Camelot Ventures/CJ, LLC d/b/a Lens 1st in this prospectus and registration statement in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of K&D Distributors, Ltd. d/b/a Lens 1st as of June 7, 2001 and for the period from January 1, 2001 through June 7, 2001 which appear in our Current Report on Form 8-K/A filed on April 15, 2003 which is incorporated by reference in this registration statement on Form S-3 have been audited by PricewaterhouseCoopers LLP, independent accountants. We have so incorporated the financial statements of K&D Distributors, Ltd. d/b/a Lens 1st in this prospectus and registration statement in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of K&D Distributors, Ltd. d/b/a Lens 1st as of and for the year ended December 31, 2000 which appear in our Current Report on Form 8-K/A filed on April 15, 2003 which is incorporated by reference in this registration statement on Form S-3 have been audited by Plante & Moran, PLLC, independent auditors. We have so incorporated the financial statements of K&D Distributors, Ltd. d/b/a Lens 1st in this prospectus and registration statement in reliance on the report of Plante & Moran, PLLC, given on their authority as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following is a statement of estimated expenses, to be paid solely by us (other than the Securities and Exchange Commission registration fee, which will be shared by us and the selling stockholders), in connection with the sale of the securities being registered hereby. All amounts are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$1,147
Printer expenses	5,000
Accounting fees and expenses	35,000
Legal fees and expenses	50,000
Miscellaneous expenses	4,853

Total	$96,000

Item 15. Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, except that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which the officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

II-1

        Our restated certificate of incorporation and by-laws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law. Our restated certificate of incorporation specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents. Our restated certificate of incorporation also limits the liability of directors to the fullest extent permitted by the General Corporation Law.

Item 16. Exhibits.

        The attached Exhibit Index is incorporated herein by reference.

Item 17. Undertakings.

  (a)
  The undersigned registrant hereby undertakes:

  (1)
  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2)
    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b)
  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

  (c)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-2

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Draper, State of Utah, on this 19th day of September, 2003.

1-800 CONTACTS, INC.
By:	/s/ JONATHAN C. COON Jonathan C. Coon President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan C. Coon and R. Joe Zeidner, and each or either of them, his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement on Form S-3, and to file such amendments, together with exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ JONATHAN C. COON Jonathan C. Coon	President, Chief Executive Officer and Director (Principal Executive Officer)	September 19, 2003
/s/ BRIAN W. BETHERS Brian W. Bethers	Chief Financial Officer (Principal Financial Officer)	September 19, 2003
/s/ AARON J. MEYER Aaron J. Meyer	Corporate Controller (Principal Accounting Officer)	September 19, 2003
John F. Nichols	Director	September , 2003
/s/ E. DEAN BUTLER E. Dean Butler	Director	August 31, 2003
/s/ BRADLEY T. KNIGHT Bradley T. Knight	Director	September 4, 2003

/s/ JASON S. SUBOTKY Jason S. Subotky	Director	September 16, 2003
/s/ STEPHEN A. YACKTMAN Stephen A. Yacktman	Director	September 3, 2003
/s/ THOMAS H. BOGGS, JR. Thomas H. Boggs, Jr.	Director	August 29, 2003
/s/ GARTH T. VINCENT Garth T. Vincent	Director	August 29, 2003
David A. Katzman	Director	September , 2003

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation. (1)
3.2	By-Laws. (1)
4.1	Form of certificate representing shares of common stock, $0.01 par value per share. (2)
5.1	Opinion of Kirkland & Ellis LLP.
23.1	Consent of KPMG LLP.
23.2	Consent of KPMG.
23.3	Consent of Deloitte & Touche LLP.
23.4	Consent of PricewaterhouseCoopers LLP.
23.5	Consent of Plante & Moran, PLLC.
23.6	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included in Part II to the Registration Statement).

(1)
Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 4, 1998 (Commission File No. 0-23633).

(2)
Incorporated by reference to the same numbered exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-41055).